Exhibit 99.120

DeFi Technologies Provides Monthly Corporate Update: Valour Reports C$1.07 Billion (US$750 Million) in AUM, and Monthly Net Inflows of C$16.4 Million (US$11.4 Million) in February 2025, Among Other Key Developments

●	AUM & Continued Monthly Net Inflows: Valour reported assets under management (AUM) of C$1.07B (US$750M) as of March 6, 2025, a 25% decrease driven by digital asset price declines. Net inflows for February remained strong at C$16.4M (US$11.4M), marking the fourth consecutive month of eight-figure inflows. From January to October 2024, Valour saw total inflows of C$101.3M (US$70.5M), while in just the last four months, inflows have already surpassed that total at C$141.7M (US$98.6M)—demonstrating accelerating investor demand of Valour’s ETPs.

●	Strong Financial Position & Treasury Strategy: The company maintains a total cash, USDT, and treasury balance of C$66M (US$46M), comprising C$20.6M (US$14.4M) in cash and USDT, reflecting a 23.8% decrease from the previous month, and C$45.4M (US$31.6M) in its digital asset treasury, a 28.5% decline from the previous month.

●	Stillman Digital’s Growth: Stillman processed C$1.84B (US$1.28B) in February client volume and generated C$1.03M (US$713K) in revenue, marking its fourth consecutive month of seven-figure revenue. Stillman Digital was added to the Circle Alliance Program and Talos institutional trading platform, reinforcing its stablecoin and electronic trading expansion.

Toronto, Canada, March 10, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") reports assets under management (“AUM”) of C$1.07 Billion (US$750 Million) as of March 6, 2025, reflecting a 25% decrease from the previous month, driven by a decrease digital asset prices and net inflows of C$16.4 Million (US$11.4 Million).

Net Inflows and Investor Confidence

In February, Valour recorded substantial net inflows of C$16.4 million (US$11.4 million), marking its fourth consecutive month of eight-figure inflows. This achievement comes despite a month of record outflows across global exchanges and funds. From January to October 2024, Valour saw total inflows of C$101.3 million (US$70.5 million). In just the last four months, it has already exceeded that amount, with C$141.7 million (US$98.6 million) in inflows. This continued momentum underscores strong investor confidence and the growing demand for Valour’s diverse range of ETPs.

Key Products Driving Inflows

A combination of established and newer ETP listings, including SUI, BTC and ADA drove the exceptional performance. Key contributors include:

●	VALOUR SUISEK SEK: C$3,918,862 (US$2,713,058)

●	VALOUR BTCSEK SEK: C$3,179,025 (US$2,200,863)

●	VALOUR ADASEK SEK: C$1,660,811 (US$1,149,792)

●	VALOUR XRPSEK SEK: C$1,348,325 (US$933,456)

●	VALOUR ETHSEK SEK: C$1,028,474 (US$712,021)

These inflows highlight Valour's leadership in providing access to diverse digital assets.

Valour’s Top ETPs by AUM

Through its subsidiary Valour, DeFi Technologies generates revenue in part by staking its AUM. In Q3 2024, Valour earned an approximate 8.12% yield on AUM from staking and management fees. This was based on staking an average of 67% of its total AUM, which amounted to C$753 million (US$537 million).

●	Valour SOL: C$326,211,448 (US$226,969,176)

●	Valour BTC: C$319,974,070 (US$222,629,376)

●	Valour ADA: C$91,197,016 (US$63,452,438)

●	Valour XRP: C$76,501,519 (US$53,227,705)

●	Valour ETH: C$65,649,690 (US$45,677,294)

●	Valour SUI: C$56,044,110 (US$38,993,989)

●	Valour DOT: C$19,402,298 (US$13,499,599)

●	Valour AVAX: C$18,751,945 (US$13,047,101)

Strong Financial Position

As of February 28, 2025, the Company maintained a strong financial position:

Cash and USDT Balance: Approximately C$20.6 million (US$14.4 million).

Loans Payable: Approximately C$8.6 million (US$6 million), unchanged from the previous month, primarily attributed to the ongoing Genesis restructuring

Digital Asset Treasury

The Company maintained a diversified treasury portfolio while acquiring an additional 700,000 ADA and 50,000 DOT tokens. The portfolio's total value stood at approximately C$45.4 million (US$31.6 million). The Company may choose to rebalance or expand its treasury at any time using its available C$66 million (US$46 million) in cash, USDT, and other treasury holdings.

●	208.8 BTC: C$27,118,709 (US$18,868,471)

●	433,322 AVAX: C$13,609,238 (US$9,468,943)

●	14,375 SOL: C$3,040,625 (US$2,115,586)

●	1,442,703 CORE: C$985,131 (US$685,428)

●	181,616 DOT: C$1,170,681 (US$814,529)

●	1,286,683 ADA: C$1,709,663 (US$1,189,538)

●	121 ETH: C$390,462 (US$271,673)

●	490.5 UNI: C$5,128 (US$3,568)

DeFi Technologies Operated Validator Nodes

Aside from staking a majority of Valour’s AUM to earn yield, DeFi Technologies also operates three validator nodes: one on Solana (“SOL”), one on CORE, and another on Cardano (“ADA”). The Company stakes a portion of its C$326.2 million (US$227 million) in SOL on its validator node, generating an approximate 8% yield. If the entire current SOL holdings were staked, it would generate approximately C$26.1 million (US$18.16 million) in revenue annually as of current digital asset prices.

Additionally, on its CORE validator, the Company stakes a portion of its C$320 million (US$223 million) in BTC holdings, generating a yield between 6-8%, with a midpoint estimate of C$22.4 million (US$15.58 million) in annual revenue as of current digital asset prices.

On its Cardano validator, DeFi stakes a portion of its C$91.2 million (US$63.45 million) in AUM, generating an estimated 2.7% yield, equating to C$2.46 million (US$1.71 million) annually as of current digital asset prices.

DeFi Alpha Strategy

The Company is assessing multiple arbitrage opportunities. In Q2 2024, it generated C$111.5 million (US$82.0 million) in revenue, followed by C$20.6 million (US$14.7 million) in Q3 2024, with zero losses to date. This strategy has strengthened the Company's financial position, enabling debt repayment and supporting the expansion of its digital asset treasury strategy.

Stillman Digital

Stillman Digital Inc. and Stillman Digital Bermuda Ltd. (together, “Stillman Digital”) continues to deliver strong trading performance, further solidifying its role in institutional digital asset markets. In February 2025, Stillman Digital processed C$1.84 billion (US$1.28 billion) in client trading volume, generating C$1,025,503 (US$713,518) in trading revenue. This follows January’s volume of C$2.08 billion (US$1.45 billion) and revenue of C$1,074,217 (US$747,412). Notably, Stillman Digital recorded a single-day peak revenue of C$119,291 (US$83,000) in February, underscoring the potential scalability of its trading operations.

Stillman Digital remains focused on expanding its electronic trading capabilities and growing its institutional book of business. Additionally, Stillman Digital has been added as a member of the Circle Alliance Program, reinforcing its emphasis on stablecoin trading and strengthening its international presence. Further advancing its institutional footprint, Stillman Digital has also been added as a Maker on the Talos institutional trading platform.

With its highly scalable business model, built on a strong technological and regulatory foundation, Stillman Digital is well-positioned for continued growth as it refines and optimizes its trading infrastructure.

Recent Strategic Developments from February include:

DeFi Technologies Added to MSCI Canada Small Cap Index

The Company was added to the MSCI Canada Small Cap Index, effective February 28, 2025, highlighting its growth and market recognition. As part of MSCI’s Global Equity Index Series (GEIS), the index benchmarks small-cap equities in Canada, covering 14% of the country’s free float-adjusted market capitalization. Inclusion enhances DeFi Technologies' visibility among institutional investors and reflects strong market performance and investor confidence.

DeFi Technologies Announces Attendance and Platinum Sponsorship of the Capital Markets Forum Riyadh 2025

The Company was a Platinum Sponsor of the Capital Markets Forum (CMF) 2025, held February 18–20 in Riyadh, Saudi Arabia. The sponsorship reinforced DeFi Technologies' expansion into the Middle East and its support for Saudi Arabia’s Vision 2030. CMF Riyadh, hosted under His Excellency Mohammed Al-Jadaan, brought together global investors, financial institutions, and policymakers to discuss the future of capital markets. By sponsoring alongside HSBC, Goldman Sachs, and Morgan Stanley, DeFi Technologies strengthened its position in bridging TradFi and DeFi with regulated digital asset products.

DeFi Technologies Signs Binding LOI with CoreFi Strategy and Orinswift Ventures, Secures US$20M CORE Token Commitment from the Core Foundation to Drive Bitcoin Finance

DeFi Technologies signed a binding letter agreement with CoreFi Strategy and Orinswift Ventures for a reverse takeover (the “CoreFi LOI”). As part of this initiative, the Core Foundation will contribute US$20 million in CORE Tokens to bolster CoreFi’s treasury, while CoreFi plans to raise an additional US$20 million in financing to drive growth in Bitcoin Finance (BTCfi) technologies. CoreFi Strategy, inspired by MicroStrategy, offers a regulated, leveraged Bitcoin yield approach, leveraging the CORE blockchain, which supports Bitcoin staking, an EVM-compatible ecosystem, and over 5,700 BTC staked with $850M+ total value locked.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; digital asset treasury strategy of the Company; expansion of digital asset ETPs; yield amounts from the Company’s validator nodes; investor interest and demand for Valour’s ETP; investor confidence in digital assets generally; scalability of Stillman Digital’s business model; the CoreFi LOI and the closing of the transactions thereunder; arbitrage opportunitites by DeFi Alpha; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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